SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                        DOBI Medical International, Inc.
                        --------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   256058 10 8
                                 --------------
                                 (CUSIP Number)


                                 Samuel Belzberg
                            c/o Gibralt Capital Corp.
                          2600-1075 West Georgia Street
                             Vancouver, B.C. V6E 3C9
                                     Canada
                                 (604) 687-3707
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 23, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D

CUSIP NO. 256058 10 8
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Samuel Belzberg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Canadian citizen
--------------------------------------------------------------------------------
Number of                    7    SOLE VOTING POWER           1,660,456
Shares Bene-                 ---------------------------------------------------
 ficially                    8    SHARED VOTING POWER         0
Owned by                     ---------------------------------------------------
Reporting                    9    SOLE DISPOSITIVE POWER      1,660,456
Person With                  ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,660,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

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

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this report, the Reporting Party beneficially owns, directly and/or indirectly through acquisitions by Gibralt Capital, 1,660,456 shares, or 2.5%, of the DOBI Common.

         (b) Through his control of Gibralt Capital, the Reporting Party holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

         (c) During the sixty days preceding the filing of this statement, the Reporting Party disposed of the following shares of DOBI Common in the open market:

                  Date            Number of Shares          Price Per Share
                  ----            ----------------          ---------------
                  1/23/06         800,000                   $.20
                  1/24/06         800,000                   $.19

Mr. Belzberg disclaims beneficial ownership of the shares of DOBI Common set forth herein for purposes other than United States securities law purposes.

         (d)      Not applicable.

         (e) As a result of the issuances of common stock by the issuer in 2005, the Reporting Party ceased to be the beneficial owner of more than five percent of the DOBI Common prior to the dispositions described in paragraph (c) above.

Item 7.  Material to be Filed as Exhibits:

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 31, 2006
                                       /s/ SAMUEL BELZBERG
                                       -----------------------------------------
                                       Samuel Belzberg


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